UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               The Eastern Company
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   276317 10 4
                                 (CUSIP Number)


                                 Clay Lifflander
     MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY 12545
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 5, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 27 Pages






-------------------------------------------------------------------------------
CUSIP No. 276317 10 4                       Page     2      of           Pages
          -----------                            ---------      -----------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MMI Investments, L.L.C.
          TIN 14-1790769
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       178,400
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                       178,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          178,400
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.61%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 276317 10 4                       Page     3      of          Pages
          -----------                            ---------      -----------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millbrook Capital Management Inc.
          TIN 13-3540644
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       178,400
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                       178,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          178,400
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.61%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 276317 10 4                         Page     4   of     Pages
          -----------                          ---------      -----------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John S. Dyson
          SSN ###-##-####
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       178,400
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                       178,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          178,400
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.61%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------ ------------------------------------------------------------------
CUSIP No. 276317 10 4                     Page 5    of         Pages
          -----------                     --------      -----------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ernst Ohnell
          SSN ###-##-####
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       89,800
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                       89,800
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          89,800
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------ ------------------------------------------------------------------
CUSIP No. 276317 10 4                      Page     6     of              Pages
          -----------                      --------           -----------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          B.W. Elliott Manufacturing Co.
          TIN 15-0585760
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, BK, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       0
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                       0
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 2.  Identity and Background

     Item 2 of Schedule 13D is amended in its entirety to read as follows:

     This  statement  is  being  filed  by  each  of  the  following,   who  are
collectively referred to herein as the "Reporting Persons":

     1.   MMI Investments, L.L.C., a Delaware limited liability company ("MMI");

     2.   Millbrook Capital Management Inc., a New York corporation
          ("Millbrook");

     3.   John S. Dyson, sole stockholder, a Director and Chairman of Millbrook;

     4.   Ernst Ohnell; and

     5.   B.W. Elliott Manufacturing Co., a New York corporation ("Elliott").

          MMI, Millbrook and Mr. Dyson are collectively referred to herein as the "Millbrook Reporting Persons".

     The principal business address for each of the Millbrook Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

     MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is primarily engaged in the business of investing in securities.

     Millbrook's principal business is to manage investments in publicly traded securities as well as in private companies. Millbrook is the Manager of MMI, and as such, it has the sole power to vote and dispose of investment securities held by MMI. Millbrook's officers are John S. Dyson, Chairman; Clay B. Lifflander, President; Alan Rivera, Chief Financial Officer; and David H. Bova, Vice President (Messrs. Dyson, Lifflander, Rivera and Bova are referred to collectively herein as the "Millbrook Principals"). The Millbrook Principals are the directors of Millbrook. The Millbrook Principals and Millbrook are also members of MMI. On July 16, 1996, Mr. Lifflander revoked the proxy given by Mr. Dyson to vote the shares of capital stock of Millbrook that Mr. Dyson owns. The principal business address for the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York 12545, and each of them is a United States citizen. The principal employment for the Millbrook Principals is in their respective capacities with Millbrook listed above.

     Mr. Ohnell's address is 75 Khakum Wood Road, Greenwich, Connecticut 06831. Mr. Ohnell's principal occupation is as Chief Executive Officer of Ohnell Capital Corporation, 2 Greenwich Plaza, Suite 100, Greenwich, Connecticut 06803. Mr. Ohnell is a United States citizen.


                               Page 7 of 27 Pages

     Elliott's principal business is the manufacturing of flexible shaft and valve control products for industrial users. The principal business address for Elliott is 37 Milford Street, Binghamton, New York 13904-1687. The officer of Elliott is George M. Scherer, Chief Executive Officer. Mr. Scherer's business address is 37 Milford Street, Binghamton, New York 13904-1687 and he is a United States citizen. In addition, Messrs. Scherer, Lifflander, Rivera and Bova are the directors of Elliott (collectively, the "Elliott Principals"). Millbrook owns 90% and Mr. Scherer owns 10% of the outstanding capital stock of Elliott.

     During the last five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

     During the past five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.  Purpose of Transaction

     Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

     MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect a sale of the Company.

     On July 16, 1996, Millbrook sent a merger proposal to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash (the "Merger Proposal"). The Merger Proposal also indicated that the merger price would be subject to increase if Eastern could demonstrate additional value not reflected in its then current stock price. The Merger Proposal is subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996, and July 24, 1996, Millbrook sent additional correspondence to the Chairman of the Company contained in Exhibits 9 and 10 hereto.

     On July 25, 1996, the Board of Directors of the Company rejected the Merger Proposal. On July 29, 1996, the Board of Directors of the Company amended the Company's bylaws to increase the vote required for stockholders to amend the bylaws from 50% to 75%.

     On July 25, 1996 and August 12, 1996, Millbrook, on behalf of MMI, sent written demands for a list of the Company's stockholders to the Company, which the Company rejected. On July 31, 1996 and August 6, 1996, MMI commenced actions which were subsequently withdrawn seeking access to the Company's list of stockholders.

                               Page 8 of 27 Pages

     On August 15, 1996, MMI commenced an action in the Superior Court in the Judicial District of Waterbury, Connecticut (the "Superior Court") to require the Company to permit MMI to examine and make copies of the Company's stockholder list for the purpose of permitting MMI to communicate with other stockholders of the Company.

     On August 22, 1996, MMI, Mr. Ohnell (on his own behalf and on behalf of the Ohnell Family Foundation and his wife and two children (collectively, the "Ohnell Investors")) and two other stockholders issued a written request for a special meeting of stockholders to the president of the Company. On September 6, 1996, the Company rejected the request for a special meeting of stockholders and filed an action requesting a temporary and permanent injunction and declaratory relief against MMI calling for a special meeting of stockholders. At a hearing on September 9, 1996, the Superior Court consolidated MMI's action filed August 15, 1996 requesting the stockholder list and the Company's action filed September 6, 1996 requesting an injunction against having to call a special meeting of stockholders.

     On September 25, 1996, MMI, the Ohnell Investors and one other stockholder issued a second written request to the President of the Company requesting that he call a special meeting of stockholders in order to (i) consider the Merger Proposal, (ii) consider a proposal requesting that the Company's Board of Directors approve the Merger Proposal, and if no merger of the Company is consummated by December 31, 1996, the declaration of a special dividend of $3.00 per share, (iii) consider amending the bylaws of the Company to repeal the amendment thereof adopted by the Company's Board of Directors on July 29, 1996 which increased the required stockholder vote to amend the bylaws from 50% to 75%, (iv) consider amending the bylaws to permit the removal of directors by majority vote of stockholders, and (v) consider a proposal to replace the current directors with a new slate of directors committed to maximizing the current stockholder values pursuant to clauses (i) and (ii) above. A copy of the request dated September 25, 1996 is annexed hereto as Exhibit 11.

     MMI's request for a stockholders list and the request for a special meeting of stockholders were the subject of the litigation before the Superior Court. A trial was held October 2 through October 4, 1996. In December, the Superior Court ruled that the Company was required to provide MMI with a stockholders list and MMI was enjoined from calling a special meeting pursuant to the request dated September 25, 1996.

     On September 20, 1996, Millbrook sent a letter to the Company's stockholders updating them with respect to the status of the Merger Proposal. A copy of the letter is annexed hereto as Exhibit 12.

     On November 20, 1996, Mr. Ohnell sent to the Secretary of the Company notice that he intends to present at the Company's 1997 annual meeting of stockholders a stockholder proposal requesting the Company's Board of Directors to authorize the immediate retention of an investment banking firm to seek proposals for the sale of the Company to maximize stockholder value. A copy of such notice is annexed as Exhibit 13 hereto.

     On January 22, 1997, the Company finally sent MMI a copy of its shareholders list, which failed to include a list of non-objecting beneficial owners.

     On February 5, 1997, MMI notified the Company of its intent to nominate three individuals to fill the three vacancies on the Company's board of directors that will arise due to their term expirations as of

                               Page 9 of 27 Pages
the next annual meeting of the Company's shareholders. A copy of such notice is annexed as Exhibit 14 hereto. On February 6, 1997, Millbrook issued a press release regarding its notification to the Company. A copy of such press release is annexed as Exhibit 15 hereto.


Item 5. Interest in Securities of the Issuer

     Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of February 5, 1997, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 178,400 Shares, or 6.61% of the 2,699,284 Shares outstanding as of September 28, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 28, 1996.

     As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Dyson, Chairman, a Director and sole stockholder of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

     Mr. Ohnell beneficially owns 89,800 Shares, or 3.33% of the Shares outstanding, including 52,050 Shares held directly by Mr. Ohnell, 9,300 Shares held by the Ohnell Family Foundation of which Mr. Ohnell is trustee, and 25,450 Shares held by his emancipated adult children and 3,000 Shares held by his wife with respect to which Mr. Ohnell holds an irrevocable proxy.

     (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 178,400 Shares that it owns directly. As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As Chairman, a Director and sole stockholder of Millbrook, Mr. Dyson has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Dyson also has sole voting and dispositive power over such Shares.

     Mr. Ohnell has sole voting and dispositive power over the 89,800 Shares that he beneficially owns.

     (c) The Millbrook Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 29, 1996. See
Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

     Mr. Ohnell became a Reporting Person on July 16, 1996 upon execution of the letter agreement contained in Exhibit 6 between Mr. Ohnell and Millbrook relating to the Proposed Merger. Mr. Ohnell has not acquired beneficial ownership of any Shares during the 60 day period prior to the date hereof.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Shares held by MMI and the 52,050 Shares directly owned by

                               Page 10 of 27 Pages

Mr. Ohnell. The Ohnell Family Foundation and members of Mr. Ohnell's family have the right to receive dividends or the proceeds from the sale of Shares held by them.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

     On July 16, 1996, Millbrook and Mr. Ohnell executed a letter agreement in which they agreed to cooperate in making the Merger Proposal. Such letter agreement is Exhibit 5 hereto.

     In addition, on July 16, 1996, Millbrook sent a letter to the Chairman of the Company setting forth the Merger Proposal. Such letter is Exhibit 3 hereto. Additional correspondence from Millbrook to the Company with respect to the Merger Proposal is contained in Exhibits 9 and 10 hereto. The request for a special meeting of stockholders dated September 25, 1996 is contained in Exhibit 11 hereto.

     On July 16, 1996, each of Mr. Ohnell's wife and children executed irrevocable proxies to Mr. Ohnell with respect to Shares held by them. Such proxies are Exhibits 6, 7 and 8 hereto.

     Except as otherwise set forth above or in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

  Exhibit 1 Schedule of Transactions.

  Exhibit 2 Amended Joint Filing Agreement dated July 16, 1996.

  Exhibit 3 Letter to Chairman of the Company dated July 16, 1996.

  Exhibit 4 Press Release dated July 17, 1996.

  Exhibit 5 Letter Agreement by and between Millbrook and Mr. Ohnell dated July 16, 1996.

  Exhibit 6 Irrevocable Proxy dated July 16, 1996 of Patricia Ohnell.

  Exhibit 7 Irrevocable Proxy dated July 16, 1996 of Carin M. Ohnell.


                               Page 11 of 27 Pages

  Exhibit 8  Irrevocable Proxy dated July 16, 1996 of Eileen H. Ohnell.

  Exhibit 9 Letter to Chairman of the Company dated July 18, 1996.

  Exhibit 10 Letter to Chairman of the Company dated July 24, 1996.

  Exhibit 11 Request for special meeting of stockholders of the Company dated
             September 25, 1996.

  Exhibit 12 Letter from Millbrook to Company's stockholders dated September 20,
             1996.

  Exhibit 13 Notice dated November 20, 1996 from Mr. Ohnell to the
             Company presenting a proposal to be considered at the 1997 annual meeting of stockholders.

  Exhibit 14 Shareholder's Notice of Nominations dated February 5, 1997 from MMI to the Company, addressed to Mr. Whitmore, the Secretary of the Company.

  Exhibit 15 Press Release dated February 6, 1997.



                               Page 12 of 27 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MMI INVESTMENTS, L.L.C.

                                   By:      /s/ Clay B. Lifflander
                                            --------------------------
                                            Clay B. Lifflander
                                            as President of Millbrook
                                            Capital Management Inc.,
                                            Manager of MMI Investments,
                                            L.L.C.


                                   MILLBROOK CAPITAL MANAGEMENT
                                      INC.


                                   By:      /s/ Clay B. Lifflander
                                            --------------------------
                                            Clay B. Lifflander
                                            President


                                   B.W. ELLIOTT MANUFACTURING CO.


                                   By:      /s/ George M. Scherer
                                            --------------------------
                                            George M. Scherer
                                            President


                                   /s/ John S. Dyson
                                   --------------------------
                                   John S. Dyson
                                   Individually


                                   /s/ Ernst Ohnell
                                   --------------------------
                                   Ernst Ohnell
                                   Individually

Dated: February 13, 1997

                               Page 13 of 27 Pages

                                  EXHIBIT INDEX

Exhibit 1 Schedule of Transactions.                                         ***

Exhibit 2 Amended Joint Filing Agreement dated July 16, 1996.                 *

Exhibit 3 Letter to Chairman of the Company dated July 16, 1996.              *

Exhibit 4 Press Release dated July 17, 1996.                                  *

Exhibit 5 Letter Agreement by and between Millbrook and Mr. Ohnell dated
          July 16, 1996.                                                      *

Exhibit 6 Irrevocable Proxy dated July 16, 1996 of Patricia Ohnell.           *

Exhibit 7 Irrevocable Proxy dated July 16, 1996 of Carin M. Ohnell.           *

Exhibit 8 Irrevocable Proxy dated July 16, 1996 of Eileen H. Ohnell.          *

Exhibit 9 Letter to Chairman of the Company dated July 18, 1996.             **

Exhibit 10 Letter to Chairman of the Company dated July 24, 1996.            **

Exhibit 11 Request for special meeting of stockholders of the Company
           dated September 25, 1996.                                        ***

Exhibit 12 Letter from Millbrook to Company's stockholders dated
           September 20, 1996.                                              ***

Exhibit 13 Notice dated November 20, 1996 from Mr. Ohnell to the Company presenting a proposal to be considered at the 1997 annual
           meeting of stockholders.                                        ****

Exhibit 14 Shareholder's Notice of Nominations dated February 5, 1997 page 16 from MMI to the Company, addressed to Mr. Whitmore, the Secretary of the Company.

Exhibit 15 Press Release dated February 6, 1997.                        page 27

------------------------------------


*    Filed as an exhibit  with  Amendment  No. 1 to Schedule  13D dated July 16,
     1996.

**   Filed as an exhibit  with  Amendment  No. 2 to Schedule  13D dated July 24,
     1996.

*** Filed as an exhibit with Amendment No. 3 to Schedule 13D dated September 25, 1996.


                               Page 14 of 27 Pages

**** Filed as an exhibit with Amendment No. 4 to Schedule 13D dated November 20,
     1996.



                               Page 15 of 27 Pages